Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q2 2016	Q1 2016	Six months ended April 30, 2016	For the year-ended October 2015
Return on Assets	0.90%	0.83%	0.86%	0.95%
Return on Equity	16.2%	15.3%	15.8%	18.6%
Dividend Payout Ratio	49%	50%	49%	46%
Equity to Asset Ratio	5.96%	5.83%	5.89%	5.57%

Results are from Consolidated Financial Statements.